SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

EDAP TMS Communication with Its Investors
July 10-24, 2006

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

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EDAP TMS: The Global Leader in Therapeutic Ultrasound

Addressing two major pathologies in Urology:

Prostate Cancer
using HIFU
A growing market

Kidney Stones
using Lithotripsy
A stable and predictable business

edap tms
Bringing New Horizons to Therapy
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HIFU for Localized Prostate Cancer

Prostate Gland

Bladder
Prostate Gland
Urethra

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Ablatherm-HIFU Favorable Benefits

LOW
Side Effects
SIDE EFFECTS
HIGH
Side Effects
HIFU
EBRT
BRACHY
CRYO
SURGERY
LOW
EFFICACY
HIGH
Efficacy

Ablatherm-HIFU offers:

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Ablatherm®-HIFU Favorable Benefits

Surgery
EBRT
Cryo
Brachy
HIFU
100%
80%
Average
60%
78%
70.5%
Average
63%
92%
76.5%
Average
61%
85%
72.5%
Average
60%
86%
82.5%
Average
79%
40
15
31
25
7
Patient Variance Risk

Ablatherm-HIFU offers:

- Predictable outcomes
- No operator dependence
- No impasse: repeatable

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Ablatherm-HIFU Favorable Benefits

Ablatherm Preserves Patient Quality of Life: Lower Side Effects

Recto-urethral fistula

2.5%
0.2%
0.5%
0.3%
0.2%
Sources:
NCI, Pubmed + PCRI Insights
Feb. 2005 Vol. 8, No. 1
Surgery
EBRT
Cryo
Brachy
HIFU

Urinary incontinence (Grade 2 to 3)

0.3-66%
0-15%
1-7.5%
0-19%
0-2%
Sources: Complete review of NCI, Pubmed, PCRI Insights Feb 2005 Vol.8, No1, Urology 60, 2002
Surgery
EBRT
Cryo
Brachy
HIFU

Sexual Impotence

14-96%
50-61%
47-95%
14-66%
27-53%
0-30%
Surgery
EBRT
Cryo
Brachy
HIFU
w/o nerve sparing
HIFU
w/ nerve sparing

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Favorable HIFU Economics for Physicians and Clinics

HIGH
Capital Investment
CAPITAL INVESTMENT
EBRT
HIFU
UNIT SOLD
BRACHY
SURGERY
HIFU
RPP
LOW
Capital Investment
LOW
HIGH
$000 TREATMENT TOTAL COST

Ablatherm-HIFU offers*:

11

edap tms
Bringing New Horizons to Therapy

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RPP Model: The Growth Opportunity

EDAP is Transitioning from Its Straight Machine Sales Model…

Yearly Service
Agreement*
€ 45,000

Disposable
Ablapack*
€ 550

HIFU Service & Disposable Revenues (€000s)

400
350
300
250
200
150
100
50
0
Service
Disposable
171
163
197
137
384
172
Q1 2004
Q1 2005
Q1 2006

*List price as of Dec. 31, 2005

13

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RPP Model: The Growth Opportunity

... To Recurring Treatment Procedures Sales Model

HIFU Treatment / Revenue-per-procedure (RPP)* € 2,800

- Increased Use
- Clear Returns
- Grows Market
- Generates Buzz

RPP Treatment Revenues (€ 000s)

700
600
500
400
300
200
100
0
289
369
684
Q1 2004
Q1 2005
Q1 2006

* List price as of Dec. 31, 2005

14

edap tms
Bringing New Horizons to Therapy

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Magazines
Ultrasound and lasers killed off my prostate cancer – but not my love life
TV
1 Medias
5 Partners Web sites
Patient
4 Forums blogs, buzz influence
2 Patient's groups
3 Hifu planet Patient web site

Bringing New Horizons to Therapy

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Lithotripsy Market

Distribution of Global Lithotripsy Market: EDAP Installed Unit Base*

25%
25%
8%
42%

Global Total:
3000 litho units

EDAP Total:
416 litho units

* Company's figures at Dec. '05

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Bringing New Horizons to Therapy
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Financials

Financials

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EDAP TMS Investor Summary

The Global Leader in HIFU for Localized Prostate Cancer

This presentation contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company’s growth and expansion plans. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company’s filings with the Securities and Exchange Commission, including under “Forward-Looking  Information”, “Risk Factors” and “Operating and Financial Review and Prospects” in the Company’s 2005 annual report on Form 20-F.

Philippe Chauveau Chairman Hugues de Bantel Chief Executive Officer

July 2006

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	1

EDAP at a Glance

Nasdaq : EDAP

Business
Therapeutic ultrasound

Strategy
Address growing demand for non-invasive therapies using therapeutic ultrasound based on 25 year successful track record in marketing innovative technologies

Shares Outstanding Basic	7.8 million
Shares Outstanding Diluted	8.6 million
Share price as of July 3rd	$10.25
Avg. daily volume (3 months)	146,593 shares
Annual revenue (12/31/05)	$26 million
Cash (3/31/06)	$9.2 million
Debt (12/31/05)	$1.3 million

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	2

EDAP TMS: The Global Leader in Therapeutic Ultrasound

Addressing two major pathologies in Urology:

Prostate Cancer	Kidney Stones
using HIFU	using Lithotripsy
A growing market	A stable and predictable business

[GRAPHIC APPEARS HERE]	[GRAPHIC APPEARS HERE]

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	3

HIFU for Localized Prostate Cancer

Prostate Gland

[GRAPHIC APPEARS HERE]

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	4

Global Prostate Cancer Market

Prostate Cancer: The most common male specific cancer
•	238,000 new cases per year in Europe**; 231,000 in the USA*
•	In Europe, 70% of new cases (160,000) are localized T1 or T2 cancer stages – HIFU candidates

[CHART APPEARS HERE]	EDAP targeting 160,000+ patients in Europe Currently Treating ~ 2% (~2,800) of the target

The prostate cancer patient is today:
•	Better educated about the risk of side effects, recurrence and operator variance in traditional therapies,
•	More likely to desire a better treatment option, and
•	Including Quality of Life as a primary factor in his treatment decision

*	(Source: 2004 American Cancer Society)
**	(Source: 2004, International Agency for Research on Prostate Cancer)

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	5

Ablatherm® Brings a New Standard of Care to Prostate Cancer

EDAP is committed to:
•	Offer patients the best combination of efficacy and safety
•	Fully enlighten patients about existing treatment options
•	Preserve patient quality of life

Ablatherm-HIFU is proven to:
•	Provide consistently high success without operator skill variability	[GRAPHIC APPEARS HERE]
•	Offer lower side effects and a rapid recovery
•	Treat without precluding other therapy if cancer recurs in the future
•	Treat difficult recurrence cases often at an impasse under traditional therapies

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Ablatherm-HIFU a Proven Option

•	The recognized Global Leader in HIFU for prostate cancer	[GRAPHIC APPEARS HERE]
•	Fully Approved in Europe, Canada, Russia, Australia, South East Asia, etc.
•	More than 10,000 treatments and 105 sites worldwide
•	In excess of 100 publications and posters	[GRAPHIC APPEARS HERE]
•	Already reimbursed in Germany & Italy (up to €4,500) and privately in the UK (initiated at approx. £11,000), pursuing reimbursements in France and other markets
•	US FDA Trials in progress with HealthTronics
•	56 HIFU patents

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	7

Ablatherm-HIFU Favorable Benefits

[CHART APPEARS HERE]	Ablatherm-HIFU offers:

	•	Efficacy as good as current therapies
	•	Low side effect risks to the patient
	•	Rapid recovery after treatment

Ablatherm-HIFU offers patients an opportunity to preserve their quality of life after treating prostate cancer

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	8

Ablatherm®-HIFU Favorable Benefits

Favorable Disease Free Rate(*) at 5 years
for low & intermediate risk cancers

[CHART APPEARS HERE]	Ablatherm-HIFU offers:
• Predictable outcomes
• No operator dependence
• No impasse: repeatable

The patient can have confidence in HIFU as a low risk option for initial treatment

Once aware of HIFU, the patient can see this as a very attractive choice.

* Clinical disease free rate is defined as being biochemical (PSA) without evidence of disease at last follow-up.

Sources: Nature Clinical Practice, April 2005, Vol. 2 No.4 / Progres en Urologie (2003), 13 1428-1456, PCRI Insights Feb. 2005 Vol. 8, No. 1, Urology 2004 Feb 63(2)

HIFU as a robotic technique offers consistent success between users reducing operator skill concerns

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	9

Ablatherm-HIFU Favorable Benefits

Ablatherm Preserves Patient Quality of Life: Lower Side Effects

Recto-urethral fistula	Urinary incontinence (Grade 2 to 3)

[CHART APPEARS HERE]	[CHART APPEARS HERE]

Source: NCI, Pubmbed + PCRI Insights Feb, 2005 Vol. 8, No.1	Sources: Complete review of NCI, Pubmed, PCRI Insights Feb 2005 Vol.8, No1, Urology 60, 2002

Sexual Impotence

[CHART APPEARS HERE]

Sources: PCRI Insights Feb. 2005 Vol. 8, No. 1, Monocentric prospective study assessing potency post HIFU (submitted at AFU 2006), Nature Clinical Practice, April 2005, Vol. 2 No.4

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	10

Favorable HIFU Economics for Physicians and Clinics

[CHART APPEARS HERE]	Ablatherm-HIFU offers*:
	•	Rapid learning in just 10 sessions
	•	Short treatment time increases facility efficiency
	•	Fewer staff hours per session lowers personnel expenses
	•	Broad indication range makes applicable to large patient population
	•	Capital free RPP model offers access without financial risks

*	Source: S. Thuroff, C Chaussy: Prostate Cancer Treatment Costs: What Influences Them?, EAU Poster 1036, 2006

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	11

Ablatherm-HIFU: An attractive Choice to all Parties

Benefits to the Patients
•	Minimally invasive and proven therapy that can better preserve quality of life	[GRAPHICS APPEAR HERE]
•	Can enable rapid return to normal activity
•	Highly reproducible efficacy / Treatment can be repeated if needed

Benefits to the Surgeons
•	Minimally invasive solution that meets patient demands
•	Recapture marketshare from nonsurgical therapies (~50% of market)
•	New Gold Standard for treating radiation failures

Benefits to the Hospitals
•	Drive incremental patient traffic
•	Immediate return through Revenue-Per-Procedure (RPP) model

Benefits to the Healthcare systems
•	Lower associated costs than existing therapies, shorter hospital stay
•	Lower follow-up care required for recovery, side effects or recurrence

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	12

RPP Model: The Growth Opportunity

EDAP is Transitioning from Its Straight Machine Sales Model…

[GRAPHIC APPEARS HERE]		[GRAPHIC APPEARS HERE]	Yearly Service Agreement* € 45,000
Ablatherm Unit sold € 500,000* list price Typically Centers treating > 60 patients annually
		[GRAPHIC APPEARS HERE]	Disposable Ablapack* € 550

HIFU Service & Disposable Revenues (€000s)

•	Unit sales represent large revenue blocks	[CHART APPEARS HERE]
•	EDAP earns recurring & predictable services & disposable revenues
•	European centers have limited capital budgets
•	Centers must treat larger populations annually

* List price as of Dec. 31, 2005

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	13

RPP Model: The Growth Opportunity

…To Recurring Treatment Procedures Sales Model

	[GRAPHIC APPEARS HERE]	[GRAPHIC APPEARS HERE]	HIFU Treatment / Revenue-per- procedure (RPP)* € 2,800
	EDAP Owns Ablatherm Unit Center Pays Per Use Fixed if >40 patients per year Mobile if <40 patients per year	[GRAPHIC APPEARS HERE]
			•	Increased Use
			•	Clear Returns
			•	Grows Market
			•	Generates Buzz

RPP has a higher lifetime revenue and profit potential to EDAP:
•	RPP quickly allows centers to adopt HIFU	RPP Treatment Revenues (€ 000s)
•	RPP removes financial risk to the center
•	RPP revenues are already accelerating from broader market penetration	[CHART APPEARS HERE]
•	Lower initial revenues & cash flows

* List price as of Dec. 31, 2005

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	14

RPP Model: Capturing the Growth Opportunity

Expand RPP Business
•	Rapidly place more EDAP owned machines with no capital required from hospital and a clear pay back to EDAP
•	Provide support to increase use of equipment in marketplace: patient education and medical marketing	HIFU success measures:

	Education: Increase Patient Demand	•	Total sites
•	Increase patient awareness driving demand (PULL)	•	Total treatments
•	Direct patients to HIFU centers in reimbursed countries
•	Create community buzz with help of media, thought leaders, advocates and word of mouth
Increasing sites and treatments leads to growing revenues and scalable profitability
Accelerate Hospital & Urologist Adoption
•	Patient demand makes HIFU a necessary offering (PUSH)
•	Further HIFU as a standard of care for first indication
•	Lock HIFU as the Gold Standard for radiation failures
•	Once available at site, grow use beyond site plans

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	15

Marketing: Put the Patient in the Center of the Communication

[GRAPHICS APPEAR HERE]

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	16

Marketing: Unlock the Patient Demand for Better Care

[GRAPHIC APPEARS HERE]

Telling the HIFU Story to Patients

•	Improve patient awareness about Quality of Life factors in treatment

•	Show patients that bloodless and radiation-free non-invasive surgery of the future is already available

•	Inform patients this new technique is the best combination of efficacy and safety

•	Explain to patients that a technique which is safe, efficient, fast, non-invasive, reliable, painless, and based on high technology is the best solution for them

•	Tell patients that treatments are increasing quickly and more centers are opening

•	Give new hope to those numerous patients with recurrence after EBRT for whom there are no salvage therapies as efficient as HIFU

•	Present complete and thorough material so patients can make a fully informed choice

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	17

Marketing: Win the Medical Community with Results, Easy Access

[GRAPHIC APPEARS HERE]

Telling the HIFU Story to Medical Professionals

•	Demonstrate the clinical success and confirmed low side effects in peer literature

•	Continue promoting HIFU in urology through leaders in every country

•	Further advance the medical consensus on first indication and radiation failure cases as the new standard of care

•	Promote Ablatherm within “medical standards” to create credibility and open doctor minds to a new treatment choice with real benefits

•	Continue best-in-class training program with experienced practitioner pairings to ensure rapid achievement of Ablatherm proficiency in just 10 to 12 treatments

•	Market CAPITAL-FREE launch choices removing financial risk for new clinical sites launching Ablatherm care

•	Promote the business benefits of Ablatherm in building the clinic’s patient revenues by winning incremental treatments over competing centers

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	18

The Next Milestone:  5% of Targeted European Patients

European Market Scope:

•	160,000 localized prostate cancer HIFU candidates diagnosed yearly
•	Growing market share builds credibility and increases demand
•	Next milestone: EDAP Ablatherm-HIFU treats 8,000 patients / year = 5% market share
•	Current run rate is 2,800 patients / year
•	New marketing and broader market penetration position EDAP to gain share

	Straight Unit Sales Model (all machines sold)	RPP Model		Total

		RPP Fixed Site Model	RPP Mobile Sites Model

Targeted total cum. # of treating sites	60	40	140	240
Targeted total cum. # of machines	60	40	20	120
Targeted # of treatments / site / year	60	40	20	—
Targeted total cum. # of treatments/yr	3,600	1,600	2,800	8,000

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	19

Incremental Growth Drivers

Additional reimbursement approvals including more UK plans and the French National Health Plan are being secured. Approval of reimbursement has a demonstrated acceleration effect on treatment rates and site launches.

Launches in new markets are ongoing where Ablatherm-HIFU is approved with or without reimbursement. Recent launches have demonstrated accelerated success from EDAP’s clinical strength already proven in Europe. Increasingly, the company is using the RPP model to accelerate adoption by key thought leaders.

USA Clinical Phase II/III Studies are now in progress for future USA approval. Recruitment is ongoing at multiple sites comparing HIFU to cryo. HTRN, the largest urology services company in the USA, is conducting the studies and will have USA distribution rights upon successful FDA approval.

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	20

Lithotripsy: A Strong Base for Growth

EDAP TMS : A World LEADER in
NON INVASIVE
Treatment Techniques Using THERAPEUTIC ULTRASOUND

Urinary stones

[GRAPHIC APPEARS HERE]	[GRAPHIC APPEARS HERE]

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	21

Lithotripsy: A Recurrent & Strong Business

Current Worldwide Installed Base > 3,000 Units
Replacement Market > 300 Units / Year @ average $250,000 (= $75M / Year)*

EDAP is a leader in Asia, including Japan, and Europe due to customer proximity and provided services

Market Drivers:
•	Service Capacity, Credibility & Proximity
•	Technology
•	Global reach

Predictable Service & Consumables Revenue @ 8-10% of equipment sales

Sales & Service Experience opens market to the Ablatherm-HIFU model

* Company’s estimates

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	22

Lithotripsy Market

Distribution of Global Lithotripsy Market:
EDAP Installed Unit Base*

[GRAPHIC APPEARS HERE]

Global Total:
3000 litho units

EDAP Total:
416 litho units

* Company’s figures at Dec. ‘05

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	23

Financials

Financials

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	24

Division Performance

EDAP – HIFU Division: Euro 000s*

Period	Revenue	Gross Margin	Op. Income

Q1 2006	1,949	56%	1
2005	7,949	50%	135
2004	6,969	46%	387

TMS – UDS (Lithotripsy) Division: Euro 000s*

Period	Revenue	Gross Margin	Op. Income

Q1 2006	3,863	31%	(66)
2005	16,154	29%	243
2004	17,385	30%	184

* EDAP markets and sells Ablatherm®; TMS does all manufacturing and markets and sells Lithotripters; See 20F for complete details

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	25

Income Statement

Euro 000s except per share	Q1 2006	2005	2004	2003

INCOME STATEMENT DATA
Total revenues	5,199	20,810	22,163	18,473
Total net sales	5,184	20,717	21,955	18,030
Gross profit	2,286	8,497	8,487	5,379
Operating expenses	(2,770)	(9,820)	(9,317)	(13,500)
Loss from operations	(484)	(1,323)	(830)	(8,121)
Income (loss) before income taxes	(546)	(961)	(871)	(9,090)
Income tax (expense) benefit	(77)	(104)	(278)	114
Net income (loss)	(623)	(1,065)	(1,149)	(8,976)
Basic earnings (loss) per share	(0.08)	(0.14)	(0.15)	(1.15)
Weighted average basic shares	7,823,331	7,782,731	7,781,731	7,781,731
Weighted average diluted shares	8,608,255	8,373,574	8,074,210	7,817,303

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	26

Balance Sheet

Euro 000s	March 31, 2006 Euros	December 31, 2005 Euros

Cash, cash equivalents and short term investments	7,591	8,317
Total current assets	21,846	22,034
Total current liabilities	9,675	9,557
Shareholders’ Equity	16,871	17,372

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	27

The EDAP Outlook

•	Grow HIFU business by deploying infrastructure for the RPP model facilitating access to Ablatherm-HIFU therapy at centers of excellence and regional centers in Europe

•	Develop dedicated PR programs for each major site (sold or RPP) to assist hospitals and surgeons in the promotion of the Ablatherm-HIFU

•	Dramatically increase patient awareness on the compelling benefits of Ablatherm-HIFU by rolling out an aggressive marketing campaign in Europe

•	Add to long-term clinical studies and publications to further broaden the adoption of Ablatherm-HIFU by the medical community, approval authorities and reimbursement officials in major markets

•	Further refine Ablatherm-HIFU applied to prostate cancer constantly striving at enhancing patient quality of life

•	Further expand EDAP’s HIFU product portfolio and IP in prostate cancer and other pathologies

[LOGO OF EDAP TMS] Bringing New Horizons to Therapy	28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : July 25, 2006	EDAP TMS S.A.

/s/ HUGUES DE BANTEL

HUGUES DE BANTEL
CHIEF EXECUTIVE OFFICER